Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of March 31, 2018, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of March 31, 2018, and for the three months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2017, and for the year then ended and related notes, which embedded within our 2017 Form 20-F filed with the Securities and Exchange Commission on March 22, 2018, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Three months ended March 31, 2018 compared to three months ended March 31, 2017

Revenues

Revenues for the three months ended March 31, 2018, were $67,000, a decrease of $47,000, or 41%, compared to $114,000 for the three months ended March 31, 2017.

The table below set forth our revenues by product for the periods presented:

	Three months ended
	March 31, 2018		March 31, 2017
U.S. dollars; in thousands	Unaudited
MUSE™ system and related equipment	21	31%	47	41%
Miniature camera and related equipment	46	69%	67	59%
Total	67	100%	114	100%

The decrease was primarily due to lower products sold in the three months ended March 31, 2018 vs. the three months ended March 31, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the three months ended March 31, 2018, were $83,000, a decrease of $261,000, or 76%, compared to $344,000 for the three months ended March 31, 2017. The decrease was primarily due to a decrease in inventory impairment of $252,000. The inventory impairment for the three months ended March 31, 2018 and 2017 totaled to $45,000 and $297,000, respectively. Those amounts were recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross Loss

Gross loss for the three months ended March 31, 2018, was $16,000, a decrease of $214,000, or 93%, compared to gross loss of $230,000 for the three months ended March 31, 2017. The decrease was primarily due to the decrease in inventory impairment of $252,000 as mentioned above.

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2018, were $491,000, an increase of $16,000, or 3%, compared to $475,000 for the three months ended March 31, 2017. The increase was primarily due to prepaid expenses impairment of $49,000 which was recorded during the three month ended March 31, 2018, such impairment was a result of an analysis management performed. That increase was partially offset by lower subcontractor fees as a result of expense reduction implemented recently by the Company.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended March 31, 2018, were $262,000, an increase of $116,000, or 79%, compared to $146,000 for the three months ended March 31, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2018, were $383,000, a decrease of $1,006,000, or 72%, compared to $1,389,000 for the three months ended March 31, 2017. The decrease was primarily due to professional services of approximately $0.9 million in connection with issuance expenses which were attributed to warrants classified as liabilities during three months ended March 31, 2017. As a result, such amount was allocated directly to the consolidated statement of loss and other comprehensive loss.

Operating loss

We incurred an operating loss of $1,152,000 for the three months ended March 31, 2018, a decrease of $1,088,000, or 49%, compared to operating loss of $2,240,000 for the three months ended March 31, 2017. The decrease in operating loss was due to $214,000 decrease in gross loss, $1,006,000 decrease in general and administrative expenses, partially offset by $16,000 increase in research and development expenses and $116,000 increase in sales and marketing expenses.

Finance income, net

Finance income, net for the three months ended March 31, 2018, were $76,000, a decrease of $155,000, or 67%, compared to $231,000 for the three months ended March 31, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the three months ended March 31, 2018 vs. the three months ended March 31, 2017.

Loss before taxes on income

We incurred loss before taxes on income of $1,076,000 for the three months ended March 31, 2018, a decrease of $933,000, or 46%, compared to a loss before taxes on income of $2,009,000 for the three months ended March 31, 2017. The decrease in loss before taxes in income was due to $1,088,000 decrease in operating loss, partially offset by $155,000 decrease in finance income, net.

Taxes on income

Taxes on income for the three months ended March 31, 2018, were $4,000, same as in the three months ended March 31, 2017.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $1,080,000 or $0.01 per basic and diluted ordinary share for the three months ended March 31, 2018, a decrease of $933,000, or 46%, compared to a loss and total comprehensive loss of $2,013,000 or $0.04 per basic and diluted ordinary share for the three months ended March 31, 2017. The decrease in loss and total comprehensive loss was due to $933,000 decrease in loss before taxes on income.

Additional information

Cash and cash equivalents and short-term deposit the Company held as of March 31, 2018 were $5.0 million, compared to $6.3 million as of December 31, 2017.

Net cash used in operating activities was approximately $1.3 million for the three months ended March 31, 2018, compared to net cash used in operating activities of approximately $1.1 million for the three months ended March 31, 2017.

We suffered operating losses, and has an accumulated deficit as part of our shareholders’ equity and negative cash flows from operating activities. That, along with other matters, raises a substantial doubt about our ability to continue as a going concern. Our plans include continuing commercialization our products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and others.